AKBANK

RECEIVED
2005 JUN 15 A 11:32

Rule 12g3-2(b) File No. 82-34825

05008988

10.06.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Manager

PROCESSED
JUN 16 2005
THOMSON
FINANCIAL

Enclosure;

Investor Guide containing information regarding Extraordinary General Meeting & Founders and Usufruct Shareholders Meeting

6115-7/2003 (299)

LNDOCS01/383038.1

InvestorGuide

May 2005

ISE Indexes		31.05.05	Eurobonds	31.05.05		FX Rates	31.05.05	
Close		M.Chg. (nom.)	Maturity	Cmp./ Yield	M.Chg. (bps)	(Central Bank)		M.Chg.
ISE-100	25,236	7.0%	27.Nov.2006	4.50%	-24			
ISE-30	32,325	6.6%	23.Jan.2012	6.82%	-69	TRY/USD	1.3550	-2.1%
ISE-Financial	37,248	8.2%	15.Jan.2030	8.32%	-61	TRY/EUR	1.6742	-6.7%

Sector Notes

31.05.05	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	8,081	8.9%	13.9%
GARAN.IS	4,561	7.9%	7.9%
ISCTR.IS	8,960	11.6%	13.2%
YKBNK.IS	2,859	4.7%	6.3%

Stock Performance

Paid-in Capital(TRY):	1,500mn
Free Float:	33.7%
Foreign Ownership:	82.1%
Monthly Close:	TRY 7.3 - USD 5.4
Price/BookValue(1Q05):	1.77x
Monthly Performance(TRY):	9.8%
Monthly Performance(USD):	12.5%
ISE-100 Relative Performance (monthly):	2.6%
ADR Price Range(USD):	11.12 - 9.52
Average Daily Volume(USD):	16mn

Akbank


Price TRY
9
8
7
6
5
4
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05

Source: Unlock VBI

News

In accordance with the Board of Directors decision,

I) An Extraordinary General Meeting will be held on 23 June 2005 Thursday at 14:00, regarding the buy-back of founders' and usufruct shares

II) Founders and Usufruct Shareholders Meeting will be held on 23 June 2005 Thursday at 15:00

at the Sabanci Center 4. Levent / Istanbul. The agendas of the meetings can be found at the web site www.akbank.com/en/.

The price of founders' and usufruct shares has been determined by an accredited third party appointed by the Commercial Court as TRY 403,248. More information can be found on our web site at www.akbank.com/en/.

ISE-100 relative Akbank


Akbank Relative Performance
0.4
0.35
0.3
0.25
0.2
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05

Source: Unlock VBI

For more info on Akbank, please visit our website at www.akbank.com or contact us at investor.relations@akbank.com